Corporate Headquarters

5096 Richmond Road

Bedford Heights, Ohio 44146

(216) 292-3800

(800) 321-6290

(216) 292-3974/Fax

info@olysteel.com

www.olysteel.com

September 18, 2012

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Linda Cvrkel, Branch Chief

Heather Clark

Jean Yu

Re:	Olympic Steel, Inc.

Form 10-K for the year ended December 31, 2011

Filed February 23, 2012

File Number 000-23320

Ladies and Gentlemen:

Olympic Steel, Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 10, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).

Below is the Company’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page 36

Statements of Cash Flows, page 41

1.

We note your response to our prior comment number two that other long-term assets on the consolidated balance sheet include bank financing fees, officer life insurance cash surrender values, deferred income taxes, supplemental executive

Securities and Exchange Commission

September 18, 2012

retirement plan assets and voluntary deferred compensation and the amounts included in other long-term liabilities include accruals for the supplemental executive retirement plan, long-term management incentives, and voluntary deferred compensation as well as the fair value of the interest rate hedge and accrued long-term FIN-48 taxes. In this regard, please note that to the extent such items represent major classes of reconciling items you are required to separately report such items within the reconciliation of net income to net cash flow from operating activities. Refer to ASC 230-10-45-29. Please revise your presentation as appropriate.

Response: Based on the materiality of the balances in other long-term assets and liabilities, as well as the non-cash add-backs and changes on the statement of cash flows, none of these items represent major classes of reconciling items that would have historically been required to be broken out separately in accordance with Regulation S-X or ASC 230-10-45-29. We will continue to monitor these accounts and others. In future filings, we will revise our presentation of the reconciliation of net income to net cash from operating activities as appropriate, in accordance with ASC 230-10-45-29.

***

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 682-4040.

Very truly yours,

OLYMPIC STEEL, INC.

/s/ Richard T. Marabito

Richard T. Marabito

Chief Financial Officer